May 23, 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:	Tao Mineral, Ltd.
Amendment No. 1 to Form SB-2
Filed April 29, 2005
File No. 333-123560

General Comments

1.
We note in your response to Comment 3 that you are still referring to yourself as a “development stage company.” Please revise your use of this term throughout your document, including the financial statement headnotes and footnotes. Under Industry Guide 7, mineral exploration companies may not call themselves “development stage companies.”

	Answer:	The document, including the financial statement headnotes and footnotes, have been revised to replace the reference to development stage company with exploration stage company.

2.
We note your response to Comment 6. Please strike the language “[b]ecause we have not commenced business operations” from your discussion regarding your auditors report. This statement suggests that this is the only reason why your auditors expressed substantial doubt about your ability to continue as a going concern. As you note later in the same paragraph, your auditor’s expressed doubt about your ability to continue as a going concern because you have no operations and you have a negative cash flow from operations.

	Answer:	The language, “[b]ecause we have not commenced business operations” has been deleted from the discussion of the auditors report.

Description of Business, page 19

Exploration History, page 20

3.
We note your response to Comment 29. Please either provide supplemental support for your assertion that the property was explored by various geophysical surveys or strike that assertion. Please note that supplemental information is not required to be filed with or deemed part of the registration statement. Also, we will return all supplemental information upon your request, provided that:

-	such request is made at the time such information is furnished to the staff;
-	the return of such information is consistent with the protection of investors;
-	the return of such information is consistent with the protection of the Freedom Act; and
-	the information was not filed in electronic format

Refer to Rule 418 of Regulation C.

Answer:	Because the Company only has access to a summary of the details respecting the geophysical surveys conducted on the Whale Mine property, it has elected to remove the noted assertion as requested.

Proposed Budget, page 21

4.
We note in your response to Comment 27 you state that in order to proceed with phase two of the exploration program you “will need to raise additional capital.” Please revise to explain how you plan to raise this additional capital.

Answer:

The following disclosure has been added in the “Proposed Budget” section:

“We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the second phase of the exploration program. We do not have any arrangements in place for any future equity financing.”

5.
You state on page 5 that you have cash in the amount of $40,000 as of April 25, 2004. On page 24, you state that you anticipate spending $20,000 over the next 12 months on professional fees including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. In this section, you state that phase one will cost $36,000 and that it will be funded from your cash on hand. Please supplementally provide an analysis as to how your cash on hand is sufficient to cover expenses related to phase one of your exploration program and your other business expenses such as your professional fees.

Answer:

The following disclosure has been included in this section to disclose that the Company will require additional funding to cover its expenses:

“We will require additional funding in order to cover our anticipated professional fees and general administrative expenses, and to proceed with the proposed phase two surveys and with any subsequent recommended work on the property.”

Competition, page 23

6.
We note in your response to Comment 21 you state that you “do not anticipate having any difficulties retaining qualified personnel to conduct exploration on the Whale Mine claims.” Please revise to state the basis for this anticipation.

Answer:
The Company has disclosed that the consulting geologist who prepared the geology report on the Whale Mine claims, Mr. William G. Timmins, has indicated that he is prepared to oversee the recommended exploration programs on the property and will be able to arrange the services of any other necessary personnel.

Reports to Security Holders, page 23

7.	Please revise to note that the public reference room has been moved to 100 F Street NE, Washington, D.C. 20002.

	Answer:	This section has been revised to disclose that the public reference room has been moved to 100 F Street NE, Washington, DC 20002.

Plan of Operations, page 24

8.	We note your response to prior comment 32; however, we reissue our previous comment.

Answer:

The following disclosure has been provided in the “Plan of Operations” section regarding specific steps, timetables and milestones in the Company’s proposed exploration programs:

“We plan to commence the phase one exploration program on the Whale Mine property in August of 2005. The program should take approximately two months to complete. In August, we will retain a consulting geologist to review all past exploration data relating to the property and plot relevant information on a map of the property. This is known as geological mapping. Based on this mapping, the geologist will choose property areas that are most likely to host economic mineralization. He will then conduct a sampling program focusing on these property areas in late August by gathering rock and soil samples from the identified property areas that appear to contain mineralization. The samples will be sent to a laboratory for mineral analysis. By mid-September, we should receive the results of the sample analysis and be able to determine which property areas contain significant mineralization.

Our consulting geologist will then conduct a geophysical survey of the property areas from which the mineralized samples were taken in mid to late September. This involves measuring physical properties of below surface rocks using technical instruments to determine the potential for mineralization on the surface of the property to continue below surface. Typical signs of such below surface mineralization include high magnetic and gravitational readings.

We will then undertake the phase two work program during the spring of 2006. This program will also take approximately two months to complete and will consist of drilling. Property targets for drilling will be determined by analyzing the results of the phase one sampling program and geophysical surveys. Our consulting geologist will need to retain a drilling company to move its equipment on to the property and remove cylinders of rock from the claims using heavy equipment and drills. These cylinders, known as drill core, are then sent to a laboratory for mineral analysis. Results will indicate the presence of various minerals below the property surface.”

Very truly yours,

TAO MINERAL, LTD.

By: /s/ Don Axent
Don Axent